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SEC Mail Processing Section MAR 01 2017 Washington DC 415

SEC FILE NUMBER
8-52306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 19th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

1675 North Military Trail, Fifth Floor (Address) Boca Raton (City) FL (State) 33486 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Weis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

ANGELO J BONVINO
Notary Public - State of New York
NO. 01BO8270035
Qualified in Westchester County
My Commission Expires Oct 9, 2020

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

MHM

1675 N. Military Trail, 5th Floor ■ Boca Raton, FL 33486
Main: 561.994.5050 ■ Fax: 561.241.0071 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Norfolk Markets, LLC

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (Company) as of December 31, 2016, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplementary schedules of the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act and computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission (together "Supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Norfolk Markets, LLC's financial statements. The Supplemental information is the responsibility of Norfolk Markets, LLC's management. Our audit procedures included determining whether the Supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental information. In forming our opinion on the Supplemental information, we evaluated whether the Supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, FL
February 27, 2017

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	395,723
Fees receivable		78,452
Security deposits		47,833
Prepaid expenses and other assets		29,695
TOTAL ASSETS		551,703
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable		66,387
Accrued expenses		254,984
TOTAL LIABILITIES		321,371
Commitments and Contingencies		
MEMBERS' EQUITY		230,332
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	551,703

The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the Year Ended December 31, 2016

REVENUE:	
Referral and placement fee income	$ 5,410,812
Other revenues	15,228
Total revenues	5,426,040
OPERATING EXPENSES:	
Salary and other compensation expenses	3,526,668
Employee benefits	357,931
Data service expense	389,061
Rent expense	358,092
Insurance expense	31,693
Professional fees	118,713
State and local taxes	97,592
Travel and entertainment expense	63,685
Regulatory fees	47,933
Dues and subscriptions	25,738
Commission expense	13,954
Depreciation expense	7,931
Office and other	120,602
Total operating expenses	5,159,593
NET INCOME	$ 266,447

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

MEMBERS' EQUITY, January 1, 2016	$	380,408
Net Income		266,447
Distributions		(416,523)
MEMBERS' EQUITY, December 31, 2016	$	230,332

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended December 31, 2016

OPERATING ACTIVITIES:		
Net income	$	266,447
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		7,931
Changes in operating assets and liabilities:		
Increase in fees receivable		(77,226)
Increase in prepaid expenses and other assets		(7,103)
Increase in accounts payable		57,730
Increase in accrued expenses		81,859
Net cash provided by operating activities		329,638
FINANCING ACTIVITIES:		
Members' distributions		(416,523)
Net cash used in financing activities		(416,523)
NET DECREASE IN CASH		(86,885)
CASH AT JANUARY 1, 2016		482,608
CASH AT DECEMBER 31, 2016	$	395,723
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for taxes	$	43,944

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2016

1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consist of funds maintained in checking and money market accounts held at financial institutions.

c) Credit Risk
The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

d) Revenue Recognition
The Company recognizes revenue from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital as earned based on the contractual arrangements with its clients. The Company receives reimbursements from its customers for expenses associated with those revenues, which are recognized under Referral and Placement Fee Income on the Statement of Operations.

e) Income Taxes
No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fees Receivable and Allowance for Doubtful Accounts:
Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. Management has reviewed fees receivable at December 31, 2016 and determined they are fully collectible, thus no reserve has been established.

Notes to Financial Statements
December 31, 2016

h) Property and Equipment
Property and equipment are recorded at cost. At December 31, 2016, all fixed assets were fully depreciated. Expenditures for maintenance and repairs are charged to operations as incurred.

3. Concentrations

One major customer accounted for 89% of total revenues earned during 2016. The loss of this customer could have a significant effect on the Company's ability to continue operations.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties. At December 31, 2016, 64% of fees receivable were derived from one customer and two customers accounted for over 10%.

4. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2013. For the tax years 2014, 2015 and 2016, management has determined there are no material uncertain income tax positions.

5. Retirement Plan
The Company participates in a 401(k) retirement plan, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $80,653 in 2016, which is included in employee benefits in the Statement of Operations.

6. Commitments and Contingencies

Lease obligation: The Company entered into an operating lease agreement on April 18, 2014 for office space in New York City. The lease agreement called for monthly rent of $23,917 beginning June 1, 2014 through July 31, 2015. The Company subsequently extended the lease on the same terms until July 31, 2017. The Company has not yet determined if it will renew the lease upon expiration.

The Company also leased office space in Norfolk, Connecticut on a month-to-month basis from 10SP (Note 7).

The Company also leased office space in Highland Beach, Florida on a month-to-month basis from Greg Babij (Note 7).

Rent expense totaled approximately $358,092 for the year ended December 31, 2016.

Future minimum lease payments at December 31, 2016 are as follows:

Year Ended December 31,	
2017	$ 167,417

Notes to Financial Statements
December 31, 2016

7. Related Party Transactions

The Company leases its Norfolk, Connecticut office space on a month-to-month basis from 10 Station Place, LLC ("10SP"), which is wholly owned by one of the members of the Company. During 2016, the Company paid 10SP $7,800 in rent.

The Company leases its Highland Beach, Florida office space on a month-to-month basis from Greg Babij, who is one of the members of the Company. During 2016, the Company paid $36,000 in rent.

The Company entered into an expense sharing agreement with a related entity during 2016. There were no fees paid in correlation with this agreement. The agreement was terminated at year end without any balances owed.

8. Regulatory Requirement

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $74,352, which is $29,352 in excess of the required CFTC net capital of $45,000, which supercedes the SEC minimum net capital requirement of $5,000. The percentage of aggregate indebtedness to net capital is 432.2% at December 31, 2016.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2016, the Company had net capitel of $74,352, which is $29,352 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

The Company maintained fidelity bond coverage of $50,000 below its required minimum throughout 2016. Coverage was increased to the required $100,000 minimum after 2016 calendar year end, with retroactive application back to December 1, 2016. The Company disclosed the deficiency in fidelity bond coverage to FINRA. Any regulatory fines or penalties are uncertain at this time, however, there is no expectation that the Company will incur any fines or penalties as a result of the deficiency.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2017 and February 27, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act
December 31, 2016

MEMBERS' EQUITY	$	230,332
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses and other assets		(29,695)
Security deposit		(47,833)
Fees receivable		(78,452)
REGULATORY CAPITAL	$	74,352
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable		66,387
Accrued expenses		254,984
	$	321,371
COMPUTATION OF MINIMUM REGULATORY CAPITAL		
Statutory minimum net capital required	$	45,000
One fifteenth of aggregate indebtedness	$	21,425
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	45,000
Excess net capital	$	29,352
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	20,352
Percentage of aggregate indebtedness to net capital		432.23%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016 and pursuant to CFTC Rule 1.17.

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

1675 N. Military Trail, 5th Floor ■ Boca Raton, FL 33486
Main: 561.994.5050 ■ Fax: 561.241.0071 ■ www.mhmcpa.com

Independent Auditor's Report on Internal Control

To the Managing Members
Norfolk Markets, LLC

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the "Company"), as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton, FL
February 27, 2017

MHM

1675 N. Military Trail, 5th Floor ■ Boca Raton, FL 33486
Main: 561.994.5050 ■ Fax: 561.241.0071 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Managing Members
Norfolk Markets, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Norfolk Markets, LLC Exemption Report, in which (1) Norfolk Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Norfolk Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* (the "exemption provisions") and (2) Norfolk Markets, LLC stated that Norfolk Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Norfolk Markets, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Norfolk Markets, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boca Raton, FL
February 27, 2017

Norfolk Markets, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Norfolk Markets LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

   a. The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of broker dealer)."

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Bernard Weis, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO

Norfolk Markets, LLC

**Audit of Financial Statements
and Supplementary Information**

For the Year Ended December 31, 2016

Norfolk Markets, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

Norfolk Markets, LLC
DECEMBER 31, 2016

Table of Contents

MHM

1675 N. Military Trail, 5th Floor ■ Boca Raton, FL 33486
Main: 561.994.5050 ■ Fax: 561.241.0071 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Managing Members
Norfolk Markets, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Norfolk Markets, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., SIPC and other specified parties, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared the Form SIPC-7 to the related schedules and working papers, noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton, FL
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Norfolk Markets, LLC
360 Madison Ave., 19th Floor
New York, NY 10017

8-52306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

2. A.	General Assessment (item 2e from page 2)		$13,530
B.	Less payment made with SIPC-6 filed (exclude interest) 7/21/16 Date Paid		(6,738)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		6,792
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$6,792
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$6,792	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Norfolk Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOP
(Title)

Dated the 11 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 20 18 and ending Dec. 31, 20 18
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,426,026
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	13,954
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	13,954
2d. SIPC Net Operating Revenues	$5,412,072
2e. General Assessment @ .0025	$13,530

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